WHITTIER ENERGY

WHITTIER ENERGY CORPORATION

November 9, 2005

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC  20549-7010

Re:                               Whittier Energy Corporation
Forms SB-2
Filed August 9, 2005
File Nos. 333-127321 and 333-127320
Form 10K-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10QSB for Fiscal Quarter Ended June 30, 2005
Filed August 15, 2005
File No. 0-30314

Dear Mr. Schwall:

Thank you for the comments included in your letter dated October 7, 2005.  On behalf of Whittier Energy Corporation (the “Company”), I have reproduced each of your comments below, and have included specific responses following each comment. We understand and acknowledge that the Division of Enforcement has access to the disclosures contained in this letter and any other information we furnish to the staff of the Division of Corporation Finance in connection with either your review of our filings or our responses to your comments on our filings.

Risks of Oil and Gas Activities, page 7

1.                                       We have reviewed your response to prior comment number four.  Please provide us with your proposed disclosure.

Response:

The Company’s proposed modification to its disclosure of risks of oil and gas activities is as follows:

Risks of Oil and Gas Activities

Estimates of Proved Oil and Gas Reserves. Proved reserves are estimated reserves of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

333 Clay· Suite 1100 · Houston, Texas 77002 · (713) 850-1880 · Fax (713) 850-1879

Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows depend upon a number of variable factors and assumptions, including:

•                                          historical production from the area compared with production from other analogous producing properties;

•                                          the assumed effects of regulations by governmental agencies;

•                                          assumptions concerning future oil and gas prices; and

•                                          assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.

Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating reserves:

•              the quantities of oil and gas that are ultimately recovered;

•              the timing of the recovery of oil and gas reserves;

•              the production and operating costs incurred; and

•              the amount and timing of future development expenditures.

Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Actual production, revenues and expenditures with respect to reserves will vary from estimates and the variances may be material.

The standardized measure of discounted future net cash flows included in this document is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses. The estimated future net cash flows are then discounted using a rate of 10% a year to reflect the estimated timing of the future cash flows.

The estimated discounted future net revenues included herein should not be considered the market value of the reserves attributable to our properties. While the estimated discounted future net revenues from proved reserves are based on prices and costs as of the date of the estimate, actual future prices and costs may be materially higher or lower. Actual future net revenues will also be affected by factors such as:

•              the amount and timing of actual production;

•              supply and demand for oil and gas; and

•              changes in governmental regulations or taxation.

In addition, the 10% discount factor used to calculate discounted future net revenues for reporting purposes, is not necessarily the most appropriate discount factor based on the cost of capital in effect from time to time and risks associated with our business and the oil and gas industry in general.

Oil and gas reserves, page 14

2.               We have reviewed your response to prior comment number six.  Please provide us with your proposed disclosure.

Response:

The Company plans to revise its disclosure of the estimated net present value of estimated future net revenues as follows:

	As of the Year Ended December 31,
	2004	2003	2002
Total Proved Reserves:
Oil (Bbls)	1,734,985	1,462,770	1,568,404
Gas (Mcf)	5,559,030	2,988,550	1,406,188
Total Barrel of Oil Equivalent (Boe)	2,661,490	1,960,862	1,802,769

Present value of estimated future net revenues after income taxes, discounted at 10% (in thousands)	$24,851	$15,133	$12,362

Total Proved Developed Reserves:
Oil (Bbls)	1,603,964	1,462,770	1,559,029
Gas (Mcf)	4,094,890	2,676,060	1,397,800
Total Barrel of Oil Equivalent (Boe)	2,286,446	1,908,780	1,791,996

Consolidated Statements of Cash Flows, page F-7

3.                                       We have reviewed your response to prior comment number seven.  Please clarify whether or not the exploration costs that you have classified as a non-cash reconciling item from net income to operating cash flows includes amounts that were expensed as incurred.  Refer to Item II.F.8(b) at the Division of Corporation Finance’s: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance which can be located at our website at: http://www/sec/gov/divisions/corpfin/guidance/cfactfaq.htm.

Response:

We hereby confirm that the exploration costs classified as a non-cash reconciling item from net income to operating cash flows did not include any amounts that were expensed as incurred.

Note 1 – Summary of Significant Account Policies

Principles of Consolidation and Combination, page F-11

4.                                       We have received your response to prior comment number eight.  Please tell us the accounting literature that you relied on to base your conclusion to account for your cost method investments at the lower of cost or market.

Response:

We have accounted for our cost method investments in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The Company records these investments at cost and periodically assesses them for impairment. We will revise our disclosure to state:

“Investment interests in partnerships less than 20%, where the Company has limited liability and no significant influence over the investee, are accounted for using the cost method, whereby the investment is recorded at cost and the investment is periodically assessed for impairment. Cash distributions are treated as return of capital and are only recognized in income when cumulative distributions exceed the Company’s cost basis in the investment.”

Accounts Receivable, page F-11

5.                                       We have reviewed your response to prior comment number nine.  Please tell us the accounting literature that you relied on to base your conclusion to carry your accounts receivable at fair value.  Indicate whether or not the balance is remeasured to fair value at each reporting date.

Response:

We record and carry our account receivables at their initial fair value, (i.e. cost basis), periodically assessing them for impairment. We do not re-measure our receivables at each balance sheet date. We will revise our disclosure as follows to avoid any future confusion:

“The Company carries its accounts receivables at cost, recording allowances for doubtful accounts into earnings when they are deemed to be uncollectible.”

Note 1. General, page 8

6.                                       We are currently continuing to consider your response to prior comment number 21.

Response

We will respond to your letter dated October 19, 2005 under separate cover.

Note 13 – Merger of WEC Acquisition, Inc and Whittier Energy Company, page F-30

7.                                       We have reviewed your response to prior comment number 18.  Based on the information provided, please provide us with an analysis of your accounting for this transaction using fair value, based on the fair value of the consideration exchanged, the public equity.  We may have further comments.

Response:

Our analysis of how the estimated purchase price of Whittier Energy Company’s reverse merger with Olympic Resources Ltd. (the “Olympic Merger”) would have been reflected if it was based upon Olympic’s average closing stock price when the terms of the Olympic Merger were agreed to is as follows:

Olympic purchase price allocation based on market capitalization

Current assets:
Cash	$765,367
Accounts receivable	237,341
Marketable securities	71,720
Oil and gas properties, net of excess purchase price impairment of $1,485,198	996,510

Total assets acquired	2,070,938

Current liabilities:
Accounts payable	(667,455)
Deferred tax liability, oil and gas properties	(130,984)

Net purchase price allocation	$1,272,499

However, we believe the net asset value is appropriate in this circumstance after considering the following from SFAS No. 141, paragraph 23:

“If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult. Both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded. All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued [emphasis added].”

The Company evaluated the following aspects of the Olympic Merger in reaching its conclusion that the quoted market price of Olympic’s common stock did not represent the fair value of the shares received by Whittier Energy’s stockholders in the Olympic Merger. The two companies negotiated an 85/15 sharing ratio for Olympic’s common stock based on the relative net asset values of each company’s assets. Furthermore, Howard Frazier Barker Elliot, Inc. (“HFBE”), Olympic’s independent financial advisor, did not consider Olympic’s quoted stock price to be relevant to the transaction, stating in its report to Olympic’s board of directors the following:

“given the lack of trading volume in Olympic common shares, the market price of Olympic common stock was not a reliable indicator of the value of Olympic and, therefore, an analysis of the premiums paid on the Transaction would not be meaningful.”

The most compelling evidence that the quoted market price of Olympic did not represent the fair value of the stock was the fair market value of Olympic’s net assets at the time of the transaction. Olympic’s assets and liabilities included cash, two rapidly declining natural gas properties in California, and short term accounts receivables and payables. The valuation of Olympic’s gas properties was readily determinable at the time of the merger using internal estimates of Olympic’s underlying reserves, a third party reserve report and the independent fairness opinion prepared for Olympic’s board. The Company’s estimated value of Olympic’s gas properties using the net asset value method was approximately $996,000, including deferred taxes, with a relatively short 2-3 year production life. This valuation has been corroborated by the independent reserve evaluations prepared for the Company after the Olympic Merger. Specifically, the estimated pre-tax SEC 10 value of Olympic’s gas properties was approximately $865,000 and $370,000, respectively, as of December 31, 2003 and December 31, 2004.

Utilizing the quoted price of Olympic’s stock to determine the purchase price would effectively result in approximately $1.5 million in excess purchase price. The acquisition of an oil and gas company generally involves the allocation of the purchase price on a fair value basis to the entity’s assets and liabilities, with the excess being allocated to oil and gas properties. Olympic’s gas properties were proved developed producing and they did not have any undeveloped acreage or other prospects. The estimated net realizable value of Olympic’s underlying assets simply could not support a purchase price based on market capitalization. Accordingly, since there were no other assets acquired or basis to support goodwill, the excess purchase price would be considered an impairment upon acquisition, resulting in a net purchase price allocation equivalent to what was originally recognized.

In our opinion, this result can only be true if the quoted market price is not a reflection of fair value. We are not making such a determination in hindsight, however, as we believed throughout the merger negotiations that Olympic’s quoted market price was not representative of the fair value of the common stock to be (and actually) received in the Olympic Merger, a conclusion which was shared by HFBE.

8.                                       We have reviewed your response to prior comment number 19.  Please provide us a reconciliation that demonstrates how you determined the amounts, both in terms of shares and dollars that you have reported in your statement of shareholders equity for all periods prior to and as of the date of the transaction.

Response:

The Company’s common stock outstanding in stockholders’ equity on or before September 10, 2003 was based on the actual common stock outstanding immediately after the Olympic Merger was consummated, including shares of Series A Preferred stock issued to Whittier Energy’s stockholders that were convertible into 600,000 shares of common stock. The balances for paid in capital, retained earnings, and accumulated other comprehensive income (loss) presented for periods prior to the Olympic Merger reflect the stand-alone activity for the accounting acquirer, Whittier Energy Company. A reconciliation of the common stock outstanding and paid in capital is as follows:

Common
Stock

Olympic Resources Ltd’s common stock outstanding, September 9, 2003	1,506,938
Common stock issued to Whittier Energy Company stockholders	8,539,358
Total common stock outstanding as of September 10, 2003	10,046,296

Paid in
Capital

Paid in capital as of December 31, 2002, Whittier Energy Company	$1,411,679
Net purchase price paid for Olympic Resources Ltd	$1,282,499
Paid in capital as of December 31, 2003	$2,694,178

If you have any further comments or questions, please contact me at any time. My direct number is 713 850-1903.

Sincerely,

/s/ Michael B. Young

Michael B. Young

Chief Financial Officer